Filed pursuant to Rule 424(b)(3)
File No. 333-11234

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED DECEMBER 13, 1999)

ASM INTERNATIONAL N.V.

A MAXIMUM OF 4,000,000 SHARES OF COMMON STOCK

     This prospectus supplement (the “Supplement”) supplements the prospectus dated December 13, 1999, as amended on December 27, 1999 and supplemented by prospectus supplement no. 1 dated September 28, 2000 (the “Prospectus”), of ASM International N.V. (the “Company”) relating to a maximum of 4,000,000 shares of the Company’s common stock. Such shares may be offered for sale from time to time by selling shareholders named in the Prospectus and the Supplement who may acquire the shares by exercising warrants issued in connection with the Company’s prior issuance of $20,000,000 in maturity value 6% zero-coupon debentures due October 2, 2004. This Supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information presented in this Supplement supersedes the information contained therein.

     No person has been authorized to give any information or to make any representation other than those contained in this Supplement or the Prospectus to which it relates in connection with the offering made pursuant to the Prospectus (as supplemented hereby), and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any other person. Neither the delivery of this Supplement and the Prospectus to which it relates nor any sale of common stock covered hereby shall, under any circumstances, create any implication that information in this Supplement is correct as of any time subsequent to the date hereof (December 10, 2003). This Supplement and the Prospectus to which it relates do not constitute an offer to, or solicitation of, any person in any jurisdiction in which such offer or solicitation may not be lawfully made.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus to which it relates. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 10, 2003

     The information in the table appearing under the heading “Selling Shareholders” in the prospectus dated December 13, 1999, as amended and supplemented, and the footnotes to that table, are amended to read in their entirety as follows:

	No. of Shares	No. of Shares
	Beneficially Owned	Beneficially Owned
Name	Prior to Offering (1)	After Offering (2)

Halifax Fund, L.P.	1,138,832	0
DeAM Convertible Arbitrage Fund, Ltd.	378,105	0
Palladin Overseas Fund Limited	200,358	0
Palladin Partners I, L.P.	223,392	0
Lancer Securities (Cayman Limited)	297,270	0

     (1) Consists solely of shares of common stock issuable upon exercise of the warrants.

     (2) The shares may be offered from time to time by the selling shareholders. The number of shares to be offered by the selling shareholders is subject to adjustment upon a reset of the exercise price of the warrants held by the selling shareholders or in the event that the penalty or anti-dilution provisions of the warrants become applicable. The selling shareholders are not obligated to sell all or any portion of their shares, nor are they obligated to sell any of their shares immediately pursuant to this prospectus. Because the number of shares issuable upon exercise of the warrants is subject to change, and because the selling shareholders may sell all or some of their shares, no estimate can be given as to the amount of common stock to be offered for sale by the selling shareholders or as to the amount of common stock that will be held by the selling shareholders upon the termination of this offering.